Master Government Securities Trust
File Number: 811-21300
CIK Number: 1186241
For the Period Ending: 3/31/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended March 31, 2003.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

5/08/2002	$15,000	U.S. Treasury Bills	1.945%	10/17/2002
5/20/2002	5,000	U.S. Treasury Bills	1.725	5/23/2002
7/08/2002	13,191	U.S. Treasury Bills	1.815	8/22/2002
8/02/2002	5,000	U.S. Treasury Bills	1.710	8/08/2002
9/19/2002	2,175	U.S. Treasury Note	2.250	7/31/2004
1/3/2003	5,000	U.S. Treasury Bills	1.260	6/19/2003
1/13/2003	4,400	U.S. Treasury Note	1.750	12/31/2004